Exhibit 4(g)
NO LAPSE GUARANTEE RIDER
SOME DEFINITIONS USED IN THIS RIDER
Guarantee Period – is the time during which we guarantee the death benefit will remain in force if the condition for the No Lapse Guarantee to be in effect (see below) is satisfied. The Guarantee Period is shown in the Policy Specifications. The Guarantee Period begins on the Policy Date and does not re-start if coverage is added or increased.
No Lapse Guarantee Required Premium (“No Lapse Premium”) – is an amount used during the Guarantee Period to determine the No Lapse Credit (see next section), which in turn is used to determine if the No Lapse Guarantee is in effect. The Initial Annual No Lapse Premium is shown in the Policy Specifications. The No Lapse Premium may change as described in the “Changes in the No Lapse Premium” section below.
No Lapse Credit – is a value used to determine if the No Lapse Guarantee is in effect. It is calculated at the beginning of each policy month during the Guarantee Period. The No Lapse Credit as of the Policy Date, which is also the first Monthly Payment Date, is equal to the premium paid less one-twelfth of the Initial Annual No Lapse Premium. On any other Monthly Payment Date, the No Lapse Credit is equal to:
•	the No Lapse Credit as of the prior Monthly Payment Date multiplied by (1+i), where i = 0.327374% if the No Lapse Credit is negative, otherwise, i = the rate shown in the Policy Specifications;

•	plus premiums received since the prior Monthly Payment Date;

•	less withdrawals taken since the prior Monthly Payment Date; and

•	less one-twelfth of the then current No Lapse Premium.
Net AV – is the policy Accumulated Value less policy debt.
PROVISIONS OF THIS RIDER
Changes In No Lapse Premium – Any increase in face amount, scheduled or not, or addition or increase in coverage will cause an increase in the No Lapse Premium. A decrease in Face Amount or in other coverage will not cause a decrease in the No Lapse Premium. If the No Lapse Premium changes as a result of a coverage change, we will provide you with the changed No Lapse Premium.
Condition For The No Lapse Guarantee To Be In Effect – The condition for the No Lapse Guarantee to be in effect is that the No Lapse Credit less policy debt is equal to or greater than zero. As an example, if you pay a premium at the beginning of each policy year at least equal to the then current No Lapse Premium, and if you have taken no policy loans or withdrawals, then the No Lapse Guarantee will be in effect throughout the Guarantee Period. You may also satisfy the condition for the No Lapse Guarantee to be in effect by other premium payment patterns so long as the No Lapse Credit less policy debt is greater than or equal to zero.
Catch-Up Amount – If the No Lapse Guarantee has become ineffective because you have not satisfied the above condition, you may bring the No Lapse Guarantee back into effect by paying the Catch-Up Amount. The Catch-Up Amount is equal to the No Lapse Credit less policy debt, if such amount is less than zero.

No Lapse Guarantee Benefit – If the No Lapse Guarantee is in effect, and if your policy would lapse in the absence of this rider due to insufficient Net AV to cover the Monthly Deductions due, the policy will not enter the grace period and will not lapse. Instead, the policy will continue under the No Lapse Guarantee and it will stay in force as long as you continue to meet the condition for the No Lapse Guarantee to be in effect.
AV Pay-Off Account – If the policy is continued under the No Lapse Guarantee, then the policy has no Net AV from which Monthly Deductions can be collected. Any such uncollected amounts are accumulated with interest at the monthly rate of 0.327374%, which is equivalent to 4% annually, and the result is stored in an account we call the AV Pay-Off Account. Any payment you make to us when the policy is continued under the No Lapse Guarantee will first be used to reduce the AV Pay-Off Account. After the AV Pay-Off Account is reduced to zero, any excess will be applied to the AV, as described in your policy. If you want to keep your policy active at the end of the Guarantee Period, you must make a payment sufficient to reduce the AV Pay-Off Account to zero. In such case, any excess will then be applied to the AV, as described in your policy. Any payment used to reduce the AV Pay-Off Account will be subject to the Premium Loads shown in your policy.
Other Riders Attached To Policy At Issue – If the policy is continued under the No Lapse Guarantee, any attached riders will continue or end according to their terms.
Effective Date – This rider is effective on the policy date unless otherwise stated. It will end on the earliest of:
•	your Written Request;

•	when the policy ends;

•	if you change the Death Benefit Option from A to B;

•	if you add any rider that has charges; or

•	at the end of the Guarantee Period.
General Conditions – This rider is part of the policy to which it is attached. All terms of the policy that do not conflict with this rider’s terms apply to this rider.
Signed for Pacific Life Insurance Company,

Chairman and Chief Executive Officer	Secretary

POLICY NUMBER:       XXXXXXXXXXX
POLICY SPECIFICATIONS (CONT’D)
SUMMARY OF COVERAGES EFFECTIVE ON THE POLICY DATE
[SECTIONS FOR OTHER COVERAGES]

R02NL5:	NO LAPSE GUARANTEE RIDER

GUARANTEE PERIOD = XX POLICY YEARS

INITIAL ANNUAL NO LAPSE PREMIUM = $X,XXX.XX

MONTHLY INTEREST RATE FOR ACCUMULATION OF THE NO LAPSE CREDIT IF THE NO LAPSE CREDIT IS POSITIVE: 0.XXXXXX%

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